

Mail Stop 3030

December 19, 2017

Via E-mail
Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

> **Re: Medifirst Solutions, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2016
> Filed April 6, 2017
> File No. 0-55465**

Dear Mr. Schoengood:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Statements of Operations, page F-4

1.   In future filings, please present your per share information only to the nearest cent so as not to imply more precision than exists.

Consolidated Statements of Cash Flows, page F-6

2.   On page F-4 you report impairment losses of trademarks and inventories within your consolidated statements of operations and in your consolidated statements of stockholders' equity on page F-5 you show Series B Preferred shares issued as payment for inventory. Please tell us how you presented these transactions in this statement and explain to us why that presentation is appropriate. Refer to ASC 230-10-45-7, 45-28 and 50-3.

Note 11. Basis of Reporting – Going Concern, page F-33

3.   Please revise future filings to provide all of the disclosures required by ASC 205-40-50-13 and 50-14 when substantial doubt about your ability to continue as a going concern is not alleviated.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 26

4.   We note that management concluded that your disclosure controls and procedures were not effective at the end of each interim reporting period in fiscal 2016 and 2017, but that they were effective at December 31, 2016. Please explain to us the factors management considered pertinent in reaching its effectiveness conclusion at December 31, 2016. Describe to us any differences in your disclosure controls and procedures in place at the year-end versus those at the end of the interim periods. Describe to us any changes you implemented in the fourth quarter of fiscal 2016 and tell us whether these changes were still in place at March 31, 2017.

Exhibit 32

5.   We note that this certification incorrectly identifies an amended December 31, 2015 annual report. Please file a full amendment to this annual report to provide revised 906 certifications that refer to your Form 10-K for the fiscal year ended December 31, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin J. Kuhar

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery